Pheton Holdings Ltd

October 11, 2023

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Office of Industrial Applications & Services

100 F Street, NE

Washington, D.C. 20549

Re:	Pheton Holdings Ltd
Draft Registration Statement on Form F-1/A
Submitted September 6, 2023
CIK No. 0001970544

Ladies and Gentlemen:

This letter is in response to the letter dated September 25, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Pheton Holdings Ltd (the “Company,” “we,” and “our”) regarding the above-mentioned Draft Registration Statement on Form F-1/A (“Amendment No. 2”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The Registration Statement on Form F-1 (“Registration Statement”) is being filed to accompany this letter. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Registration Statement.

Draft Registration Statement on Form F-1/A, submitted September 6, 2023

Cover Page

1. We note your revisions in response to prior comment 1. We reissue in part. Please disclose on the cover page that Mr. Jianfei Zhang, through ZJW (BVI) Ltd, is the sole holder of all issued and outstanding Class B ordinary shares.

Response: In response to the Staff’s comment, we have included the requested disclosure on the cover page of the Registration Statement.

2. Revise to disclose whether any transfers, dividends, or distributions have been made to date between the holding company and your subsidiaries, or to investors, and quantify the amounts where applicable.

Response: In response to the Staff’s comment, we have revised our disclosures on the cover page, and pages 5 and 6 of the Registration Statement.

Prospectus Summary

Summary of Risk Factors, page 6

3. We note your revisions in response to prior comment 9. We reissue in part. Please expand your disclosures here to disclose that the rules and regulations in China can change quickly with little advance notice, and that there is risk the Chinese government may intervene or influence your operations at any time.

Response: In response to the Staff’s comment, we have further revised our disclosures on the page 6 of the Registration Statement.

Risk Factors

Beijing Feitian faces the risk of fluctuations in the cost, availability, and quality of supplies...., page 37

4. We note your revisions in response to prior comment 14. We note your disclosure that your annual purchases are attributed to one or two suppliers. Please provide the names of those principal suppliers. For guidance, consider Item 4 to Form 20-F and Form F-1.

Response: We respectfully advise the Staff that we have disclosed the names of our principal suppliers on page 101 of the Registration Statement. To enhance clarity of the disclosure, we have revised our statements on page 101 to specify that these suppliers individually contributed to more than 10% of the total annul purchases, and updated the cross-reference on page 37 of the Registration Statement.

Capitalization, page 60

5. We note your response to comment 17. It remains unclear what the difference is between the 2nd and 3rd bullet especially given that you are only presenting one pro forma as adjusted column. Please revise as necessary.

Response: In response to the Staff’s comment, we have revised our disclosures on page 60 of the Registration Statement.

Market Trends and Opportunities, page 77

6. We note your response to prior comment 24. Your market disclosures provide information for the entire medical device market in China. To provide context for the information, please include balancing disclosure by discussing your addressable market.

Response: In response to the Staff’s comment, we have revised our disclosures on pages 80, 82, 83 and 87 of the Registration Statement regarding industrial information and data, as well as disclosures on pages from 91 to 93 of the Registration Statement regarding our analysis of market trends and opportunities.

Business

Manufacturing and Supply

Service Fulfillment, page 100

7. We note your disclosure here that 93% of customers with CD-ROM-Equipped computers selected the backup option of having a burned CD. We also note your disclosure on page F-10 stating “The FTTPS sales contracts are primarily on a fixed price basis, which require the Company to provide core software, a set of hardware as peripherals to operate the software, and related services, including transportation, packaging, installation and training based on customers’ specific needs.” Please clarify whether there are significant differences to the purchase price of the sales contract depending on the selection of a burned CD as a backup option. In addition, please disclose how many of your customers have CD-ROM-equipped computers.

Response: In response to the Staff’s comment, we have revised our disclosures on page 100 of the Registration Statement. We respectfully advise the Staff that the backup option we offer to customers with CD-ROM equipped computers is a complimentary service with no additional cost, and such selection does not significant affect the purchase price of the sales contract.

General

8. We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the prior amendment that was confidentially submitted on July 7, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We note that you have removed references to the PRC government’s power to exert substantial influence over the conduct of your business, the fact that the regulations to which you are subject may change rapidly and with little notice, and the level of government involvement in the Chinese economy. We do not believe that your revised disclosure referencing the PRC government’s intent to reinforce its regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in your confidential submission as of July 7, 2023.

Response: In response to the Staff’s comment, we have restored certain disclosures on the cover page, pages 1, 5, 8, 15, 16, 17, 23, 25, 28 and 29 of the Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to contact our counsel, Ying Li, Esq., of Hunter Taubman Fischer& Li LLC, at yli@htflawyers.com.

Very truly yours,

/s/ Jianfei Zhang
Name:	Jianfei Zhang
Title:	Chief Executive Officer and Chairman of the Board of Directors

cc:	Nudrat Salik, Terence O’Brien, Nicholas O’Leary and Lauren Nguyen, Securities and Exchange Commission Ying Li, Esq., Hunter Taubman Fischer & Li LLC